Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 CFR 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[**]".

April 5, 2013

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Control4 Corporation
Confidential Draft Registration Statement on Form S-1
Submitted March 18, 2013
CIK No. 0001259515

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Draft Registration Statement on Form S-1 submitted on March 18, 2013 (the "Draft Registration Statement"), as set forth in your letter dated March 27, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently submitting an Amended Confidential Draft Registration Statement ("Amended Draft Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via DRS, we are sending via courier four (4) copies of each of this letter, the unredacted version of the letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Overview, page 1

1.
Refer to your response to prior comment 3. If a material portion of your installations are not the "unified solution" that integrate all of the devices that you mention in the third sentence, please say so clearly and directly with equal prominence as your presentation of the "unified solution."

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 1, 47 and 73 of the Amended Draft Registration Statement to clarify that the Company's solutions provide its consumers with the ability to integrate the functionalities mentioned in the third sentence on page 1 of the Amended Draft Registration Statement with the Company's solution and to disclose that more than 75% of its consumers have integrated two or more of these functionalities with its solution.

Attractive entry point, page 3

2.
We note your response to prior comment 5. Please tell us why you believe it is appropriate to highlight in your prospectus a cost that is less than the average cost of deploying your system and that does not disclose the full range of installation costs.

  RESPONSE:    The Company advises the Staff that it believes lower entry costs offered by the Company differentiate it from other companies in the home automation market and may be important for an investor in evaluating the Company's competitive position. In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 78 of the Amended Draft Registration Statement to disclose the average cost of deploying the Company's integrated system in order to provide a more comparable figure to the $60,000 figure cited by ABI Research in the same bullet point.

3.
If the $60,000 figure you cite is for a whole-home system, please say so clearly.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 78 of the Amended Draft Registration Statement to clarify that the $60,000 figure from the ABI Research report refers to whole-home systems.

We have entered into several strategic arrangements, page 17

4.
Please expand your response to prior comment 6 to (1) tell us the obligations of the parties, duration and termination provisions of the agreements that you mention in this risk factor, (2) demonstrate that the contracts ordinarily accompany the kind of business you conduct. It remains unclear whether the contracts are material; we note that you identify one of the contracts on page 79 in your disclosure of key elements of your growth strategy.

  Also, please tell us why you believe it is appropriate to highlight in this risk factor and throughout your document agreements that you tell us in your response letter are not material. Note that you should not name another company in your filing to associate yourself with that company's name recognition or industry significance in a context that suggests a relationship which is disproportionate to your actual relationship.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 17, 18, 56, 79, 82 and 83 of the Amended Draft Registration Statement to remove references to Best Buy and Cisco Systems by name.

  The Company advises the Staff that the agreements with Best Buy and Cisco Systems are not material to the Company based on the revenue generated from such agreements in 2012. The Company also advises the Staff that the agreement with Best Buy is a vendor agreement with one-year terms that expires in September 2013, after which it automatically renews for successive one-year terms unless either party provides notice of non-renewal 30 days prior to the expiration of the then-current term. The agreement with Cisco Systems is a development and license agreement that expires in February 2014, after which it automatically renews for successive one-year terms unless either party provides notice of non-renewal 120 days prior to the expiration of the then-current term.

Government regulations affecting the import or export, page 22

5.
Please revise to clarify the significance of this risk factor given the last sentence of your response to prior comment 26.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 22 of the Amended Draft Registration Statement to clarify that the Company does not believe that any of its products currently require an export license and the risks associated with import and export regulations may become applicable if the Company's products are later subject to such governmental regulations.

The use of open source software, page 31

6.
Please disclose the substance of your response to prior comment 10.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 31 and 32 of the Amended Draft Registration Statement to disclose the substance of the Company's response to prior comment 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.
Please expand the last sentence of your response to prior comment 15 to address the effect on your cash if the payment due is accelerated as mentioned on page F-32. Also tell us who are the parties to the settlement and whether they are related to the 2008 settlement mentioned in the first paragraph of your Contractual Obligations disclosure on page 63.

  RESPONSE:    The Company supplementally advises the Staff that it entered into a settlement agreement with [**]1 in December 2012, which provided that the Company would make two payments of $900,000 each to [**]2 in June 2013 and June 2014. Pursuant to the settlement agreement, [**]3 has an option to accelerate such payments, such that the Company would make one payment of $1.6 million in June 2013. The Company has revised the disclosure on page 63 of the Amended Draft Registration Statement to clarify that these were two separate settlement agreements with unrelated parties in 2008 and 2012.

  The Company has revised the disclosure on page 61 of the Amended Draft Registration Statement to clarify that the Company has sufficient cash to make the payments due under the settlement agreements. The Company supplementally advises the Staff that acceleration of the settlement payment pursuant to its December 2012 agreement with [**]4 would not have a material effect on the Company's cash balances.

8.
Please expand your response to prior comment 16 to tell us why the trend revealed by the retail contribution in each period is not material to investors attempting to evaluate the success of your retail efforts; we note for example the last risk factor on page 17.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 17 of the Amended Draft Registration Statement to clarify the risk related to the Company's

1  [**]—Confidential Treatment Requested by Control4 Corporation.
2  [**]—Confidential Treatment Requested by Control4 Corporation.
3  [**]—Confidential Treatment Requested by Control4 Corporation.
4  [**]—Confidential Treatment Requested by Control4 Corporation.

  retail customer and to disclose the amount of revenue generated from such retail customer in 2010, 2011 and 2012. The Company supplementally advises the Staff that these revenue amounts are less than 5% of revenue in each year and there are no known trends in sales to the Company's retail customer that are material to an investor's understanding of the Company's financial results for such periods.

9.
Refer to your response to prior comment 17. Please disclose the "certain other revenue" that you exclude from "core revenue."

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 50 of the Amended Draft Registration Statement to clarify which revenue is excluded from core revenue.

Products, page 81

10.
Refer to your response to prior comment 28. Please tell us how you believe investors will be able to evaluate the extent to which your products are used for the purposes you disclose and the related trends toward "unification" if you do not provide the three year revenue history by product class per Regulation S-K Item 101(c)(1)(i). Also please tell us why you do not provide the three year-revenue history by the classes of products mentioned in the last sentence of the first paragraph of your response to prior comment 22.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 82 of the Amended Draft Registration Statement to include a table to disclose the percentage of the Company's consumers that have integrated functionalities in their Control4 systems to assist investors in the evaluation of the extent to which the Company's products are used for the purposes disclosed in the Amended Draft Registration Statement.

  The Company advises the Staff that the impact of favorable sales mix on gross revenue was not material in 2012 and the Company does not expect it to be material going forward; and therefore, the Company believes that providing three-year revenue history for software licensing and subscription revenue and product sales revenue would not be material to an investor's understanding of the Company or its financial results. As such, the Company has revised the disclosure on page 55 of the Amended Draft Registration Statement to remove discussion regarding favorable sales mix from the 2012 compared to 2011 gross margin period-over-period comparison.

11.
Please clarify which products you design and manufacture and which are "partner products" that you certified.

  RESPONSE:    The Company advises the Staff that of the products disclosed on pages 81 and 82 of the Amended Draft Registration Statement the only products designed by a third party and certified by us are the security products listed on page 82 of the Amended Draft Registration Statement, which have been indicated as certified third-party products on page 82 of the Amended Draft Registration Statement. All other products disclosed on pages 81 and 82 of the Amended Draft Registration Statement are designed and manufactured by the Company.

Our Partners, page 83

12.
Please replace the vague terms, "many" and "certain" to provide more specific information regarding the extent of the relationships that you disclose.

  RESPONSE:    In response to the Staff's comment, the Company has revised page 83 of the Amended Draft Registration Statement to disclose the number of manufacturers that have agreements with the Company and that have requested certification from the Company.

Core Automation, page 84

13.
With a view toward clarified disclosure, please tell us whether material communications protocols exist that your system does not support and the extent of the market represented by those protocols.

  RESPONSE:    The Company supplementally advises the Staff that the Company's software platform currently does not support Z-Wave. Z-Wave is a new communication protocol and the Company believes that it currently represents a small percentage of the market for electronics with remote communication protocols.

Our Manufacturing, page 86

14.
Your response to prior comment 7 suggests that you have disclosed here the duration and termination provisions of the contracts with your primary manufacturers. That disclosure does not appear in this section. Please revise or advise.

  RESPONSE:    In response to the Staff's comment, the Company has revised page 86 of the Amended Draft Registration Statement to disclose the duration and termination provisions of the Company's agreements with Sanmina and LiteOn.

Our Intellectual Property, page 87

15.
Please describe the nature of your patents in a manner that permits investors to understand the elements of your products that are protected. In this regard, it is unclear (1) whether you own all of the intellectual property necessary to produce the products you mention on page 81-82 or (2) the extent to which those pages describe third-party technology that you have made arrangements to sell under your name.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to disclose the nature of the Company's patents.

  The Company supplementally advises the Staff that the Company owns all of the intellectual property necessary to produce the products mentioned on pages 81 and 82 of the Amended Draft Registration Statement (excluding the third-party security products indicated on page 82 of the Amended Draft Registration Statement), except the Company uses certain third-party licenses to develop its products listed on pages 81 and 82 of the Amended Draft Registration Statement. The Company advises the Staff that such third-party licenses are of the type that ordinarily accompany the kind of business conducted by the Company and are widely used in the industry.

Warrants, page 114

16.
Please reconcile the number of warrants that you state will remain outstanding after the offering with the numbers presented on page 6.

  RESPONSE:    In response to the Staff's comment, the Company has revised pages 6, 8, 11, 39, 40, 42, 113, F-8 and F-15 of the Amended Draft Registration Statement to clarify that certain warrants to purchase common stock will expire upon the completion of this offering consistent with the disclosure on page 114 of the Amended Draft Registration Statement.

Consolidated Financial Statements, page F-1

Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-24

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-26

17.
Please revise to disclose how you determine the fair value of the preferred stock used in the Black-Scholes option pricing valuation model when calculating the fair value of the warrants to purchase Series G-1 redeemable convertible preferred stock.

  RESPONSE:    In response to the Staff's comment, the Company has revised pages F-26 and F-27 to disclose how the Company determined the fair value of the preferred stock used in the Black-Scholes option pricing valuation model when calculating the fair value of the warrants to purchase Series G-1 redeemable convertible preferred stock.

Recent Sales of Unregistered Securities, page II-2

18.
Please address in your disclosure in this section the transaction mentioned in the first sentence of prior comment 44, including all disclosure required by Regulation S-K Item 701.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page II-2 of the Amended Draft Registration Statement to disclose the details of the transaction mentioned in the first sentence of prior comment 44.

19.
Please expand your response to prior 44 to provide us your analysis of the applicability of the authority on which you rely to conclude that you may consider "securities convertible into common stock" as part of the number of shares of "outstanding" common stock for purposes of Rule 701(d)(2)(iii).

  RESPONSE:    The Company respectfully advises the Staff that Rule 701(d)(3)(iii) provides as follows:

  "In calculating outstanding securities for purposes of paragraph (d)(2)(iii) of this section, treat the securities underlying all currently exercisable or convertible options, warrants, rights or other securities, other than those issued under this exemption, as outstanding."

  As such, the Company included outstanding common stock, outstanding convertible preferred stock and outstanding warrants to purchase shares of convertible preferred stock and common stock not issued pursuant to Rule 701 as part of the number of shares of outstanding common stock for purposes of Rule 701(d)(2)(iii).

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,
/s/ RICHARD A. KLINE Richard A. Kline

cc:	Sally Brammell, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission
Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP